Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

January 25, 2016

Alcatel-Lucent notifies holders of ADR program termination

Paris, France, January 25, 2016 – Alcatel-Lucent announces today that, pursuant to a prior notification from Alcatel-Lucent to JPMorgan Chase Bank, N.A. (the “Depositary”), the Depositary has provided notice of termination of the Alcatel-Lucent American depositary receipts ( “ADR”) program to the holders of its ADRs.

Alcatel-Lucent expects that its ADR program will be terminated thirty (30) days from today, at 5:00 PM New York City time on February 24, 2016. After that date and in accordance with the terms and conditions of the Alcatel-Lucent Amended and Restated Deposit Agreement, the Depositary will perform no further acts with respect to the ADRs, except to receive and hold (or sell) distributions on Alcatel-Lucent ordinary shares ( “Shares”) listed on Euronext Paris in France and deliver Deposited Securities being withdrawn. This means that, following February 24, 2016, ADR holders will only be able to submit their ADR for cancelation and receive Shares in France in return for cancelation; ADR holders will not be able to transfer their ADRs.

The option for ADR holders to surrender their ADRs in exchange for Shares in France will expire sixty (60) days from the termination date, on April 24, 2016. ADR holders are advised that, should they choose not to surrender their ADRs for cancelation, the Depositary may sell any remaining Shares it holds in connection with the ADR program as it sees fit, and may hold the net proceeds of any such sale together with any dividends received prior to such sale (or the U.S. dollars received on conversion thereof) in cash without liability for any interest, for the pro rata benefit of the holders of the ADRs that have not been surrendered for cancelation.

ADR holders who intend to surrender their ADRs for cancelation and receipt of Shares in France should provide instructions as to where to deliver the Shares, along with the appropriate cancelation fees (U.S. $5.00 per 100 ADRs), a $20.00 cable fee and any taxes or other governmental charges they might owe. ADR holders who surrender their ADRs for cancelation will receive one (1) Share in France for every one (1) ADR canceled. In order to effect the cancelation of their ADRs, holders should complete a cancelation form, which can be obtained at www.adr.com by accessing the Broker Forms section and searching for Alcatel-Lucent. Completed forms should be sent with associated fees to the following address:

J.P. Morgan Chase Bank, N.A.

c/o Wells Fargo Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120

Holders of Alcatel-Lucent ADRs are reminded that Nokia ’s public exchange offer in France and in the United States (the “Offer”) for Alcatel-Lucent securities, including the Alcatel-Lucent American depositary shares (“ADS”) evidenced by the ADRs, was reopened on January 14, 2016 and will close on February 3, 2016, providing an opportunity for holders of Alcatel-Lucent ordinary shares, ADSs and OCEANE convertible bonds who did not tender into the initial Offer, or missed the tender deadline, to participate in the reopened Offer and exchange their securities for shares or ADSs in Nokia.

Following closing of the transaction, and as previously announced, Nokia has stated that it plans a EUR 7 billion program to optimize its capital structure and return excess capital to Nokia shareholders. This program is planned to include approximately EUR 4 billion in distributions to Nokia shareholders. Nokia has indicated that it has no plans to provide capital returns to remaining holders of Alcatel-Lucent securities.

Nokia has expressed its intention to squeeze out the remaining Shares if it reaches 95% ownership of the share capital and voting rights of Alcatel-Lucent. In addition, Nokia has expressed its intention to squeeze-out the remaining OCEANE convertible bonds if it reaches 95% ownership of Alcatel-Lucent ’s fully diluted shares. Such squeeze-out must be implemented within 3 months of the closing of the reopened Offer and will be subject to a clearance decision of the AMF.

In addition, Nokia has specified that it reserves the right, subject to applicable law, to cause Alcatel-Lucent to redeem at par value, plus, as applicable, accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding OCEANEs 2018, OCEANEs 2019 or OCEANEs 2020, if less than 15% of the issued OCEANEs of any such series remain outstanding.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T : +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent ’s or Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “should,” “would,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions. These forward-looking statements include statements relating to: the timeline for termination of the ADR program; the timeline for Nokia’s re-opened offer; Nokia’s capital optimization plan; the planned squeeze-out of Alcatel-Lucent ordinary shares, ADSs or OCEANEs convertible bonds. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of J.P. Morgan Chase Bank to sell the shares underlying the Alcatel-Lucent ADSs; Nokia’s ability to implement the its planned program to optimize its capital structure; and the performance of the global economy; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”) and or the Autorité des marchés financiers (“AMF”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia ’s and Alcatel-Lucent’s most recent annual report on Form 20-F, reports furnished on Form 6 K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel-Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel-Lucent or its business or operations. Except as required by law, Alcatel-Lucent and Nokia undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) dated November 12, 2015 on which the AMF affixed visa no. 15-573 and Alcatel-Lucent’s response document (note en réponse) dated November 12, 2015 on which the AMF affixed visa no. 15-574, containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.